SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F    ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated November 14, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI REPORTS 9.1% YEAR-OVER-YEAR REVENUE GROWTH IN Q4 WHILE IMPROVING NET EARNINGS BY 66%
Caps off strong fiscal 2007, growing EPS by 78% and generated operating cash flow of $550.2 million

Highlights

Q4 F2007 vs Q4 F2006
•  Revenue up 9.1% to $922.8 million
•  Adjusted EBIT up 11% to $101.5 million
•  Net earnings up 66% to $65.6 million
•  EPS up 67% to 20 cents
•  Cash generated by operating activities up 132% to $120.4 million, or $0.36 per share

Fiscal 2007 vs Fiscal 2006
•  Revenue up 6.7% to $3.71 billion
•  Adjusted EBIT up 31% to $407.8 million
•  Net earnings up 61% to $236.4 million
•  EPS up 78% to 71 cents
•  Cash generated by operating activities up 80% to $550.2 million, or $1.65 per share

Montreal, Quebec – November 14, 2007– CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fourth quarter revenue of $922.8 million, up 9.1% compared with $845.8 million in the fourth quarter of 2006. On a constant currency basis, this represents growth of 11.3%.

Adjusted EBIT in Q4 2007 was $101.5 million, or 11.0% of revenue. This is an 11.4% increase compared with adjusted EBIT of $91.1 million or 10.8% of revenue in Q4 2006.

Net earnings in the fourth quarter were $65.6 million, for a net margin of 7.1%. This is an improvement of 66% compared with net earnings of $39.5 million for a net margin of 4.7% in Q4 2006.

Earnings per share were 20 cents in the fourth quarter, compared with 12 cents in the fourth quarter of 2006, representing an increase of 67%.

Cash generated by operating activities totaled $120.4 million in the fourth quarter. This represents an improvement of 132% compared with $51.8 million generated in Q4 of fiscal 2006.

As part of its Normal Course Issuer Bid, the Company repurchased 5.6 million shares in addition to making $31.5 million dollars in net debt repayments during the fourth quarter of 2007.

In the fourth quarter, new contract bookings totaled $840.9 million, an improvement of 82% from the same period last year.

In $ millions except margin, share data amounts and DSO
	Q4-2007	Q4-2006
Revenue	$922.8	$845.8
Year-over-year growth @ constant currency	11.3%	(4.0%)
Adjusted EBIT margin	11.0%	10.8%
Net earnings	$65.6	$39.5
Net earnings margin	7.1%	4.7%
Basic and diluted EPS	$0.20	$0.12
Weighted average number of outstanding shares (diluted)	334,520,373	337,497,214
Number of shares outstanding at end of period	324,753,874	331,693,044
DSO (Days of sales outstanding)	44	52
Total long-term debt	$473.2	$813.3

“Our fourth quarter results continued to show a strengthening of all key performance indicators, including double digit revenue growth and industry leading margins,” said Michael E. Roach, President and Chief Executive Officer. “The enhancements we made to our business development model have significantly increased our ongoing ability to consistently and profitably grow our business globally.”

Fiscal 2007 results
Revenue for fiscal 2007 was up 6.7% to $3.71 billion, compared with $3.48 billion in fiscal 2006. This represents 7.1% year-over-year growth at constant currency.

Fiscal 2007 adjusted EBIT was $407.8 million, or 11.0% of revenue. This is an increase of $97.5 million or 31% compared with $310.3 million in F2006.

Net earnings in fiscal 2007 were $236.4 million for a net margin of 6.4%. This represents a 61% increase compared with $146.5 million in fiscal 2006, or a net earnings margin of 4.2%.

On a fully diluted earnings per share basis, the Company reported 71 cents compared with 40 cents in fiscal 2006, representing an increase of 78%.

In fiscal 2007, CGI generated $550.2 million in cash from operations, or $1.65 per share. This is an 80% improvement compared with $305.6 million in cash generated during fiscal 2006.

As part of its Normal Course Issuer Bid, the Company repurchased more than 12.3 million shares of CGI during the fiscal year for an investment of $126.4 million. In addition, net debt repayments of $331.0 million were made over the last twelve months, for a net debt to capitalization ratio of 16.8%. As a result, the Company finished fiscal 2007 with $88.9 million in cash and cash equivalents on hand.

In fiscal 2007, new contract signings totaled $3.3 billion or 0.9x revenue. This includes a bookings adjustment of $200 million reflecting the mutually agreed upon cancellation of a binding MOU with CAE that had been booked in Q3. Including this impact and currency fluctuations, the Company’s backlog at year-end stood at $12.0 billion.

In $ millions except margin, share data amounts and DSO
	FY2007	FY2006
Revenue	$3,711.6	$3,477.6
Year-over-year growth @ constant currency	7.1%	(2.8%)
Adjusted EBIT margin	11.0%	8.9%
Net earnings before restructuring costs related to specific items	$251.1	$191.3
Margin	6.8%	5.5%
Basic EPS before restructuring costs Diluted EPS before restructuring costs	$0.76 $0.75	$0.53 $0.52
Restructuring costs related to specific items (net of tax)	$14.7	$44.7
Net earnings	$236.4	$146.5
Margin	6.4%	4.2%
Basic EPS Diluted EPS	$0.72 $0.71	$0.40 $0.40
Weighted average number of outstanding shares (diluted)	333,876,564	364,706,656
Number of shares outstanding at end of period	324,753,874	331,693,044
Total long-term debt	$473.2	$813.3
Interest on long-term debt	$41.8	$43.3
Net debt to capitalization ratio	16.8%	27.2%
DSO (Days of sales outstanding)	44	52
Order backlog	$12,042	$12,722

Note: Audited 2007 Annual Financial Statements are available on www.cgi.com and will be filed with both SEDAR and EDGAR.  All dollar figures are in Canadian dollars, unless otherwise specified.

“Fiscal 2007 was a very successful year for CGI. Throughout the year, we were able to significantly enhance shareholder value by focusing on delivering on the fundamentals necessary for sustained profitable growth. We grew revenue while significantly increasing profitability and cash flow as we continue to implement our build and buy strategy,” added Roach. “In addition, we were able to significantly reduce our debt and buy back shares for a total investment of $459.5 million. We entered our F2008 in excellent position to continue to profitably grow our business.”

Fourth Quarter and full-year F2007 Results Conference Call
Senior management will host a conference call to discuss results at 9 a.m. Eastern time this morning. Participants may access the call by dialing (877) 922-4773 or on the Web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com.

Investor Day: Friday, November 16, 2007
CGI will be hosting an Investor Day for equity analysts and institutional shareholders on Friday, November 16th from 8 a.m.-2 p.m. in New York City. Interested parties are invited to tune into the live webcast via www.cgi.com. Please note that registration for this event was by invitation only and is now closed.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in

North America, Europe and India. CGI's annual revenue run rate stands at $3.7 billion and at September 30th, 2007, CGI's order backlog was $12.0 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
514 841-3355
lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: November 14, 2007	By /s/ David G. Masse
Name: David G. Masse Title: Assistant Corporate Secretary